FOR IMMEDIATE RELEASE
April 25, 2013
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning Difference in Consolidated Earnings Results for the Fiscal Year Ended March 31, 2013
Compared to the Same Period for the Earnings Forecast

We announce that a difference in our earnings results materialized for the fiscal year ended March 31, 2013 (April 1, 2012 to March 31, 2013) compared to the same period for the earnings forecast which we announced on January 30, 2013.

1. Difference between consolidated Earnings Results for the fiscal year ended March 31, 2013 (April 1, 2012 to March 31, 2013) and same period for the earnings forecast

(US GAAP)
	Net Sales	Operating income (loss)
	(Million yen)	(Million yen)
FY2012 forecast (A) (announced January 30, 2013)	132,000	2,500
FY2012 Results (B)	132,903	80
Difference (B-A)	903	(2,420)
Percentage change	0.7%	(96.8)%
(Reference) FY2011 Results	141,048	837

2. Reasons for difference in earnings results
Please refer to the FY2012 Consolidated Financial Results which we released today.

Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•
the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates;

•
circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.